March 9, 2016	Larry C. Tomlin
Direct Dial: (317) 464-4122
E-mail: ltomlin@salawus.com

VIA EDGAR

Era Anagnosti

Legal Branch Chief

Office of Financial Services

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE, Mail Stop 4720

Washington, DC 20549

Re:	MainSource Financial Group, Inc.
Registration Statement on Form S-4
Filed February 11, 2016

Dear Ms. Anagnosti:

On behalf of MainSource Financial Group, Inc. (the “Company”), this letter provides responses to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. Archie M. Brown, President and Chief Executive Officer of the Company, dated February 25, 2016 (the “Comment Letter”), in connection with the Company’s Registration Statement on Form S-4 (the “S-4”). The Company’s responses to the comments raised by the Staff in the Comment Letter are set forth below. For the convenience of the Staff, the Company has repeated each of the Staff’s comments before the corresponding response.

Prospectus Cover Page

1.              Please disclose here the aggregate value of the merger consideration to be paid by MainSource in connection with the merger.

Response: The aggregate value of the merger consideration to be paid by MainSource in connection with the merger will be disclosed on the cover page of the Prospectus.

2.              Please disclose that the merger is subject to a floor price as set forth in the last paragraph of your “Terminating the Merger Agreement” disclosure on page 12. In addition, please also disclose that if the price falls below the floor and Cheviot exercises its right to terminate the merger agreement, MainSource may prevent termination by increasing the exchange ratio pursuant to a formula set forth in the Merger Agreement. Please discuss whether the additional consideration will be payable in stock or cash.

Response: The following paragraph will be inserted on the cover page of the Prospectus:

Cheviot has the right to terminate the Merger Agreement if MainSource’s average common stock closing price during the ten trading days preceding the date on which all regulatory approvals approving the Merger are received is below $18.85 per share, and the percentage decrease in stock price is more than 15% greater than the percentage decrease in the KBW Regional Banking Index during the same time period; provided, however, that MainSource will have the right to prevent Cheviot’s termination by agreeing to increase the Exchange Ratio pursuant to a formula set forth in the Merger Agreement. This would have the effect of increasing the number of shares of

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MainSource common stock that you receive for each share of Cheviot common stock that you own.

Part II, Item 21, Exhibits and Financial Statement Schedules

3.              Please file as exhibits to the registration statement the employment agreements that MainSource intends to enter into with Mr. Reitzes and Ms. White.

Response: The Company acknowledges your comment and undertakes to file the employment agreements that MainSource intends to enter into with Mr. Reitzes and Ms. Walter prior to the effectiveness of the Registration Statement on Form S-4. We presume that the comment was referring to the employment agreement with Patricia L. Walter, as there is no “Ms. White.”

If you should have any questions about this letter or require any further information, please contact the undersigned at (317) 464-4122.

Very truly yours

/s/ Larry C. Tomlin
Larry C. Tomlin

cc:           Karen B. Woods, EVP Corporate Counsel & Chief Risk Officer